Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Proposed Issuance of Ultra-Short-Term Financing Bills by Subsidiary of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 March 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2016-009

ANNOUNCEMENT ON THE PROPOSED ISSUANCE OF THE ULTRA-SHORT-TERM FINANCING BILLS BY SUBSIDIARY OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

In order to optimize the debt structure, lower financial costs, according to the relevant provisions of the “Administrative Measures of the People's Bank of China for Debt Financing Instruments of Non-Financial Enterprises in the Inter-bank Bond Market" and “Business procedures of Ultra-short-term Financial Bills of Non-Financial Enterprises in the Inter-bank Bond Market (trial)” promulgated by People's Bank of China, combined with the actual development needs of the company, the subsidiary of China Southern Airlines Company Limited (the “Company”) - Xiamen Airlines Company Limited (“Xiamen Airlines”) intends to apply to the National Association of Financial Market Institutional Investors for issuing ultra-short-term financing bills through the Industrial Bank Co., Ltd.

I. The issuing plan of the ultra-short-term financing bills

1. Registration size: the registration size of this proposed issuance shall be not more than RMB 10 billion.

2. Terms of issuance: the term of this issuance shall be not more than one year, can be issued in tranches.

3. Use of proceeds: the proceeds raised from the issuance was mainly used to supplement working capital, replace bank loans, so as to improve the debt structure, and lower financial costs.

4. Interest rate of issuance: interest rate of this tranche of ultra-short-term financing bills is fixed interest rate; the interest rate of issuance will be determined by the results of the concentrated book-keeping records.

5. Targets of issuance: institutional investors of National Inter-bank Bond Market (except for subscribers prohibited by national laws and regulations).

6. Issuance method: this tranche ultra-short-term financing bills will be underwritten by the underwriting group led by the lead underwriter, and publicly issued by ways of concentrated book-keeping records and concentrated allotment and placement in the National Inter-bank Bond Market.

7. Date of issuance: according to the actual capital needs and the market interest rates, Xiamen Airlines will issue the bills during the valid period provided in the “Notice of Acceptance of Registration” issued by the National Association of Financial Market Institutional Investors.

II. Matters of authorization to issue ultra-short-term financing bills

The Board authorized the management of Xiamen Airlines to handle matters  in relation to the issuance of ultra-short-term financing bills, including but not limited to: determine or adjust specific plans including the actual amount, term, time of the issuance of ultra-short-term financing bills according to the capital needs of Xiamen Airlines and market conditions, and matters including the appointment of intermediaries and signing of contracts and legal documents related to the registration and issuance.

III. Approval procedure for this issuance of ultra-short-term financing bills

The 2014 annual general meeting of the Company held on 30 June 2015 considered and approved the general mandated granted to the Board to issue debt financing instruments. According to the resolutions of the 2014 general meeting and the requirements of the Articles of Association of the Company, on 8 March 2016, the Board considered and approved that, Xiamen Airlines shall make an application to the National Association of Financial Market Institutional Investors for the registration and issuance of ultra-short-term financing bills with the aggregate maximum principal amount of RMB10 billion. The relevant bonds within the mentioned issuance size will be issued in one tranche or multiple tranches according to the funding needs and debt adjustment target. The management of Xiamen Airlines was authorized to handle matters related to the issuance of the above types of bonds. The issuance of ultra-short-term financing is subject to the registration with the National Association of Financial Market Institutional Investors.

The Company will disclose the register and issuance of ultra-short-term financing bills in time pursuant to the requirements of Shanghai Stock Exchange.

The Board of

China Southern Airlines Company Limited

14 March 2016